Exhibit 99.1

NEWS RELEASE

SMART TECHNOLOGIES INC. ANNOUNCES THE RESULTS OF THE 2014 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

CALGARY, ALBERTA August 11, 2014 – SMART Technologies Inc. (the “Corporation”) (TSX – SMA) (NASDAQ – SMT) is pleased to announce that all of the nominees listed in the Corporation’s information circular dated June 30, 2014 were elected as directors of the Corporation at its annual and special meeting of shareholders held on August 7, 2014 (the “Meeting”). In addition, each of the other items of business considered at the Meeting, namely: (i) the approval of amendments to the articles of the Corporation to redesignate the class A subordinate voting shares of the Corporation as common shares and to cancel the class B shares of the Corporation; and (ii) the re-appointment of KPMG LLP, Chartered Accountants as the Corporation’s independent auditors, were all approved at the Meeting.

Detailed results of the vote for the election of directors held at the Meeting are set out below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Neil Gaydon	98,920,111	99.93	64,954	0.07
Gary Hughes	98,949,604	99.96	35,461	0.04
Ian McKinnon	98,920,716	99.93	64,349	0.07
Michael J. Mueller	98,918,516	99.93	66,549	0.07
Robert C. Hagerty	98,950,841	99.97	34,224	0.03

Voting results for all matters have been posted on SEDAR.

ABOUT SMART TECHNOLOGIES INC.

SMART Technologies Inc. is a leading provider of technology solutions that are redefining the way the world works and learns. SMART produces enable inspired collaboration in schools and workplaces by turning group work into a highly interactive, engaging and productive experience. SMART delivers integrated solutions of hardware, software and services designed for superior performance and ease of use, and remains a world leader in interactive displays.

The Toronto Stock Exchange has not reviewed, nor does it accept responsibility for the adequacy or accuracy of this release.

For more information please contact:

Investor contact

Ken Wetherell

Investor Relations Manager

SMART Technologies Inc.

+ 1.403.407.4233

KenWetherell@smarttech.com

Media contact

Laurie Long

Public Relations Manager

SMART Technologies Inc.

+ 1.403.407.5085

LaurieLong@smarttech.com